Appendix EE: Qualified Persons Certificates

Alistides Simon Ndibalema

NI 43-101 Mining Technical Feasibility Report for the TRX Buckreef Project, April 2017

MaSS Resources Ltd

P.O Box 11461

Mwanza, Tanzania

Telephone: +255 754 742 372

Email: alistidesn@gmail.com

CERTIFICATE OF THE AUTHOR OF “NATIONAL INSTRUMENT 43-101

UPDATED INDEPENDENT TECHNICAL MINING RESERVE ESTIMATE AND ECONOMIC FEASIBILITY STUDY ON THE BUCKREEF GOLD MINE PROJECT, TANZANIA, EAST AFRICA BY MaSS RESOURCES LIMITED”

I, Alistides, MAusIMM (992022) do hereby certify that: -

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I am a Minerals Industry Advisor of MaSS Resources Ltd

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I graduated with a B.Sc.Hons (Mining Engineering) degree from the University of the Dar-es-salaam in 2004;

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 I am a member/fellow of the following professional associations: -

o

Member Institute of Engineers Tanzania

o

Member Austlasian Institute of Mining and Metallurgy (992022)

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I have practiced my profession from 2004 to date

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I visited the Project in December 2016

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I have read the definition of „Qualified Person‟ as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a „Qualified Person‟ for the purposes of NI43-101;

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I have had no prior involvement with the properties that are the subject of the Technical Report;

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I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

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I am responsible for all Sections of the Technical Report entitled “NATIONAL INSTRUMENT 43-101 UPDATED INDEPENDENT TECHNICAL MINING RESERVE ESTIMATE AND ECONOMIC FEASIBILITY STUDY ON THE BUCKREEF GOLD MINE PROJECT, TANZANIA, EAST AFRICA BY MaSS RESOURCES LIMITED”;

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At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

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I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

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I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of April 2017 at Mwanza, Tanzania.

Alistides Samson Ndibalema

 B.Sc.Hons (Mining Engineering)

MINERALS INDUSTRY ADVISOR

Benjamin Clavery Safi, MSc in Mineral Exploration

NI 43-101 Mining Technical Feasibility Report for the TRX Buckreef Project, April 2017

MaSS Resources Ltd

P.O Box 11461

Mwanza, Tanzania

Telephone: +255 754 578 911

Email: safi970@hotmail.com

CERTIFICATE OF THE AUTHOR OF “NATIONAL INSTRUMENT 43-101

UPDATED INDEPENDENT TECHNICAL MINING RESERVE ESTIMATE AND ECONOMIC FEASIBILITY STUDY ON THE BUCKREEF GOLD MINE PROJECT, TANZANIA, EAST AFRICA BY MaSS RESOURCES LIMITED”

I, Benjamin, do hereby certify that: -

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I am a Mineral Exploration Principal Consultant of MaSS Resources Limited;

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I am a graduate of University of Rhodes in South Africa with an MSc. in Exploration Geology (2010), of University of Dar-es-Salaam (TZ) with a B.Sc. in Geology (1998), and I have practiced my profession in exploration geology and consulting, continuously since July 1998;

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I am a member/fellow of the following professional associations: -

o

Member Geological Society of Tanzania 2005

o

Member Society of Economic Geology 2010

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I have practiced my profession from 1998 to date;

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I visited the Project in December 2016;

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I have read the definition of “Qualified Person” as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101;

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I have had no prior involvement with the properties that are the subject of the Technical Report;

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I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

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I am responsible for all Sections of the Technical Report entitled “NATIONAL INSTRUMENT 43-101 UPDATED INDEPENDENT TECHNICAL MINING RESERVE ESTIMATE AND ECONOMIC FEASIBILITY STUDY ON THE BUCKREEF GOLD MINE PROJECT, TANZANIA, EAST AFRICA BY MaSS RESOURCES LIMITED”;

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At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

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I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

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I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of April 2017 at Mwanza, Tanzania.

 Benjamin Clavery Safi

 Msc in Exploration Geology

 TGS and SEG

 EXPLORATION GEOLOGIST

Charles Sayi Mihayo, BSc Geology

NI 43-101 Mining Technical Feasibility Report for the TRX Buckreef Project, April 2017

MaSS Resources Ltd

P.O Box 11461

Mwanza, Tanzania

Telephone: +255 622 305 172

Email: sayicharzi@gmail.com

CERTIFICATE OF THE AUTHOR OF “NATIONAL INSTRUMENT 43-101

UPDATED INDEPENDENT TECHNICAL MINING RESERVE ESTIMATE AND ECONOMIC FEASIBILITY STUDY ON THE BUCKREEF GOLD MINE PROJECT, TANZANIA, EAST AFRICA BY MaSS RESOURCES LIMITED”

I, Charles, do hereby certify that: -

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I am a Principal Consulting Geologist and a Director of MaSS Resources Limited;

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I am a graduate of University of Dar-es-Salaam (Tanzania) with a B.Sc. in Geology (1998), and have practiced my profession in exploration Geology, mining Geology and consulting, continuously since December 1999;

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I am a member of the following professional associations: -

o

Member Geological Society of Tanzania 2004

o

Member Geological Society of South Africa (968026) since 2013 to 2017.

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I visited the Project in December 2016;

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I have had no prior involvement with the properties that are the subject of the Technical Report;

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I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

•

I am responsible for all Sections of the Technical Report entitled “NATIONAL INSTRUMENT 43-101 UPDATED INDEPENDENT TECHNICAL MINING RESERVE ESTIMATE AND ECONOMIC FEASIBILITY STUDY ON THE BUCKREEF GOLD MINE PROJECT, TANZANIA, EAST AFRICA BY MaSS RESOURCES LIMITED”;

•

At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

•

I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

•

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of April 2017 at Mwanza, Tanzania.

Charles Sayi Mihayo

B.Sc.Hons (Geol.)

PRINCIPAL CONSULTING GEOLOGIST